

**04025148**

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549



APR 0 5 2004

# FORM 11-K

(Mark One)

( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

(  )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _____ to _____

*CENTRAL FEDERAL CORP*

**Commission file number:** *0-25045*

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

   **Central Federal Bank Employees' Savings & Profit Sharing Plan and Trust**

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   **Central Federal Bank**
   **601 Main Street**
   **Wellsville, Ohio 43968**

# REQUIRED INFORMATION

**Item 1-3.** The Central Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

**Item 4.** The Plan, which is subject to ERISA, is filing a summary annual report pursuant to Department of Labor Regulation 2520.104b-10, which is provided to all plan participants and prepared in accordance with the financial reporting requirements of ERISA.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: March 30, 2004

Central Federal Bank Employees' Savings & Profit Sharing Plan and Trust

David C. Vernon

## SUMMARY ANNUAL REPORT

## FOR CENTRAL FEDERAL SAVINGS AND LOAN ASSOCIATION OF WELLSVILLE EMPLOYEE STOCK OWNERSHIP PLAN

This is a summary of the annual report for the Central Federal Savings and Loan Association of Wellsville Employee Stock Ownership Plan, EIN 37-1378612, Plan No. 002, for the period January 1, 2002 through December 31, 2002. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

### Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $109,082. These expenses included $32,522 in benefits paid to participants and beneficiaries and $76,560 in other expenses. A total of 43 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,300,603 as of December 31, 2002, compared to $1,356,543 as of January 1, 2002. During the plan year the plan experienced a decrease in its net assets of $55,940. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $53,142 including employer contributions of $159,756 and earnings from investments of $(106,614).

### Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The financial information is included in this report.

To obtain a copy of the full annual report, or any part thereof, write or call Central Federal Savings and Loan Association of Wellsville, 601 Main Street, Wellsville, OH 43968, (330) 532-1517.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Central Federal Savings and Loan Association of Wellsville, 601 Main Street, Wellsville, OH 43968) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.